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Exhibit 12

John Deere Capital Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(thousands of dollars)

	Nine Months Ended 31 July		For the Years Ended October 31,
	2001	2000	2000	1999	1998	1997	1996
Earnings:
Income before income taxes and changes in accounting	$181,326	$166,665	$216,712	$235,760	$233,534	$211,251	$206,588
Fixed charges	362,131	324,333	447,169	366,102	373,237	330,648	276,726

Total earnings	$543,457	$490,998	$663,881	$601,862	$606,771	$541,899	$483,314

Fixed Charges:
Interest expense	$356,682	$319,246	$440,220	$360,925	$368,381	$326,867	$273,748
Rent expense	5,449	5,087	6,949	5,177	4,856	3,782	2,978

Total fixed charges	$362,131	$324,333	$447,169	$366,102	$373,237	$330,649	$276,726

Ratio of earnings to fixed charges *	1.50	1.51	1.48	1.64	1.63	1.64	1.75

"Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense under capitalized leases which is deemed to be representative of the interest factor and rental expense under operating leases.

*
The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

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John Deere Capital Corporation and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (thousands of dollars)